UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Update regarding Dismissal of Legal Proceeding in connection with the Dorad 2 Project

Ellomay Capital Ltd. (the “Company”), hereby provides an update in connection with the claim filed with the Israeli District Court of Tel Aviv by Edelcom Ltd. (“Edelcom”), which holds 18.75% of the shares of Dorad Energy Ltd. (“Dorad”), against Dorad and its other shareholders, including Ellomay Luzon Energy Infrastructures Ltd. (a private company that is 50% owned by the Company and holds 33.75% of the shares of Dorad), in September 2024 (the “Claim”).

As noted in the Company’s Form 6-K, submitted to the Securities and Exchange Commission (the “SEC”) on December 16, 2025, on December 15, 2025, Edelcom submitted a notice and request to the court, requesting the dismissal of the Claim following a preliminary hearing held on November 11, 2025, while reserving all of its claims and rights, including the right to file a new claim based on the same facts underlying the Claim. The Company hereby updates that on December 22, 2025, the court granted the request and dismissed Edelcom’s claim, stating that in the event Edelcom will commence a similar proceeding in the future, the defendants will be entitled to file a request for expenses in connection with the dismissed claim.

For more information about the Claim see the Company’s Annual Report on Form 20-F submitted to the SEC on April 30, 2025, and the Form 6-K submitted by the Company to the SEC on December 1, 2025.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich Chief Executive Officer and Director

Dated: December 23, 2025